OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31,2007
Estimated average burden	
Hours per response	12.00

SECUR[illegible] [illegible]MMISSION

06051061

SEC MAIL PROCESSING RECEIVED NOV 29 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane Reid Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5455 N. Federal Highway
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Claxton — (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Philip A. Claxton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kane Reid Securities Group, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Vice President & CFO

(Title)

LAURA ORADAN
MY COMMISSION # DD605814
EXPIRES: Oct. 16, 2010
(407) 398-0153
Florida Notary Service.com

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

M. ZUCKER, INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2006

TABLE OF CONTENTS

BRAND SONNENSCHINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M. Zucker, Inc.

We have audited the accompanying statement of financial condition of M. Zucker, Inc. as of September 30, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Zucker, Inc. as of September 30, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Brand Sonnenschine LLP

October 23, 2006

377 BROADWAY • NEW YORK, NY 10013 • TEL. (212) 219-0220 • FAX (212) 219-9052 • E-mail: info@bscpa.biz

M. ZUCKER, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS		
Cash	$	7,511
Marketable Securities, at market value		112,884
Dividend receivable		204
Prepaid taxes		-
TOTAL ASSETS	$	120,599
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,061
Income taxes payable		2,168
Due to stockholder		81,009
Total liabilities		84,238
Stockholders' equity		
Common stock, no par value, authorized 200 shares, issued 100 shares		5,000
Additional paid-in-capital		3,000
Retained earnings		28,361
Total stockholders' equity		36,361
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	120,599

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2006

Revenues		
Commissions	$	34,548
Interest and dividends		3,933
Unrealized loss on firm's securities account		(18,396)
		20,085
Expenses		
Officer compensation		6,000
Payroll taxes and benefits		18,682
Regulatory fees		1,776
Other expenses		2,556
		29,014
Loss before income taxes		(8,929)
Provision for income taxes		2,179
NET LOSS	$	(11,108)

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2006

Balance – September 30, 2005		
Common stock	$	5,000
Additional paid-in-capital		3,000
Retained earnings		39,493
Total		47,493
Net loss		(11,132)
BALANCE – SEPTEMBER 30, 2006	$	36,361

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2006

Cash flows from operating activities		
Net loss	$	(11,132)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Investment losses		18,396
(Increase) decrease in assets		
Receivables		11
Prepaid expenses		790
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(4,122)
Net cash provided by operating activities		3,943
Cash flows from investing activities		
Investments		(77,185)
Net cash used in investing activities		(77,185)
Cash flows from financing activities		
Loans from stockholders		76,909
Net cash provided by financing activities		76,909
NET INCREASE IN CASH		3,667
Cash – September 30, 2005		3,844
CASH – SEPTEMBER 30, 2006	$	7,511

Supplemental disclosures of cash flows information
Cash paid during the year for:

Income taxes	$	455

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company was organized in the state of New York in October 1970. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). It is engaged solely in the sale of mutual funds and variable annuities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned – Securities owned are held for investment. Marketable securities are valued at market value. Not readily marketable securities are valued at fair value as determined by management.

Statement of cash flows – For purposes of the statement of cash flows, the company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – SECURITIES OWNED

Marketable securities consist of mutual funds only.

NOTE 4 – NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Since the Company is engaged only in the sale of mutual funds and variable annuities and does not handle customer funds and securities, it must maintain a minimum net capital of $5,000.

M. ZUCKER, INC.
SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2006

Net capital		
Total stockholders' equity	$	36,361
Deductions for non-allowable assets		-
Net capital before haircuts on securities positions		36,361
Haircuts on securities owned		16,932
Net capital	$	19,429
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and other liabilities	$	84,238
Total aggregate indebtedness	$	84,238
Computation of basic net capital requirements		
Minimum net capital required	$	5,615
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,615
Excess net capital	$	13,814
Excess net capital at 1,000 percent	$	11,005
Percentage of aggregate indebtedness to net capital		434%
Reconciliation with company's computation (included in part IIA of Form X-17A-5 as of September 30, 2006)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		36,361
Net capital per above		36,361

See accompanying notes to financial statements.

M. ZUCKER, INC.
SUPPLEMENTARY SCHEDULE II
STATEMENT REGARDING NON-APPLICABILITY OF ITEMS (I) AND (J) ON PAGE 2 OF THE FACING SHEET
YEAR ENDED SEPTEMBER 30, 2006

The Company's income is derived solely from the sale of mutual funds and variable annuities. It does not carry margin accounts or extend credit for customers, and it does not hold securities for the account of its customers.

BRAND SONNENSCHINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON MATERIAL INADEQUACIES

Board of Directors of
M. Zucker, Inc.

We have examined the financial statements and related schedules of M. Zucker, Inc. as of September 30, 2006 and have issued our report thereon dated October 23, 2006.

In connection with our audit we found no material inadequacies to exist since the date of our last audit.

October 23, 2006

Brand Sonnenschine LLP

377 BROADWAY • NEW YORK, NY 10013 • TEL. (212) 219-0220 • FAX (212) 219-9052 • E-mail: info@bscpa.biz